

MAIL STOP 3561

September 29,, 2009

Mr. Jack Amin, CEO and CFO
Amexdrug Corporation
8909 West Olympic Boulevard, Suite 208
Beverly Hills, California 90211

> **Re:** **Amexdrug Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on April 13, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed on May 14, 2009**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 0-7473**

Dear Mr. Amin:

We have completed our review of your Form 10-K and Forms 10-Q and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc:     Amexdrug Corporation
         Fax: (310) 855-0477